Exhibit 99.1

Pacasmayo
Sistema de Gestión de Calidad
ISO 9001
División Cementos

FOR MORE INFORMATION, PLEASE VISIT
www.cementospacasmayo.com/ or contact:

Claudia Bustamante, Investor Relations Manager
Tel: +(51) 958699760
E-mail: cbustamante@cpsaa.com.pe

Pacasmayo

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS

FOR THIRD QUARTER 2022

Lima, Peru, October 26, 2022 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the third quarter (“3Q22”) and the nine months (“9M22”) ended September 30, 2022. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

3Q22 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 3Q21, unless otherwise stated)

●	Revenues increased 9.1%, mainly due to increase in average prices of bagged cement, as inflationary pressures have affected our costs of raw materials and energy.

●	Sales volume of cement, concrete and precast decreased 5.9%, mainly due to a moderation in sales volume from the peak levels reached last year. However, if we compare sales volumes to 2Q22, these increased 6.2%.

●	Consolidated EBITDA of S/124.9 million, a 6.5% increase, mainly due to higher prices, as well as increased operating profit, since we were able to decrease costs by using less imported clinker. This is especially relevant since both of our main kilns in Piura and Pacasmayo were in planned preventive maintenance in this quarter.

●	Consolidated EBITDA margin of 22.6%, a 0.5 percentage point decrease

●	Net income of S/ 44.2 million, a 5.0% increase mainly due to increased sales and operating profit as mentioned above.

9M22 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 9M21, unless otherwise stated)

●	Revenues increased 12.0%, mainly due to increase in average prices of bagged cement, as inflationary pressures have affected our costs of raw materials and energy.

●	Sales volume of cement, concrete and precast decreased 4.4%, mainly due to a moderation in sales volume of bagged cement for self-construction as well as decreased sales for reconstruction-related projects.

●	Consolidated EBITDA of S/372.9 million, a 19.4% increase, mainly due to higher operating profit, since we were able to decrease costs by using less imported clinker.

●	Consolidated EBITDA margin of 23.6%, a 1.5 percentage point increase

●	Net income of S/ 137.9 million, a 35.7% increase mainly due to increased sales and operating profit as mentioned above.

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MANAGEMENT COMMENTS

During this quarter, we were able to once again sustain solid results, despite a more challenging environment. Our sales in 3Q22 increased 9.1% year-on-year, and accumulated an increase of 12% during the first nine months of the year when compared to the same period of 2021. This top line growth comes with operational efficiencies that have allowed for a 19.4% increase in consolidated EBITDA and 35.7% increase in net income year-over-year as of September 2022. We were able to achieve these efficiencies, despite the fact that we had schedule preventive maintenance of both of our main kilns during this quarter. In the Piura plant, we were able to reduce the scheduled stoppage from 30 to 20 days and to avoid the use of imported clinker during the stop. This shows, once again, that our constant focus on efficiency results is allowing us to grow profitability.

As we have mentioned before, we believe that sustainability has been at the core of our business long before it was considered a requirement. In order to continue aligning our efforts in this front with our overall company strategy and to foster a culture of sustainability throughout the organization, this quarter we appointed a dedicated management team. Along those same lines, and considering the relevance of climate change in our line of business, we have also appointed a dedicated management team for climate change matters. This team will focus primarily on achieving our net zero ambitions, considering that one of the biggest challenges we face now is the de-carbonization of our operations. Having a specific management in climate change will allow us to separate the necessary resources, and streamline decision-making process to achieve our emissions reductions objectives. Likewise, we want to consolidate ourselves as a benchmark leader in the construction materials industry for its good climate action practices, actively contributing to benefit our country and protect our planet.

Finally, we are very proud to communicate that, for seventh consecutive year, we have been recognized as the leading Peruvian cement company on corporate reputation by Merco Empresas 2022. Additionally, this year, we have reached 15th place overall, improving 9 positions from last year’s ranking. Being in the top 15, holds special relevance for a company like ours, that operates in only one region of the country. This achievement is the result of a combined and sustained effort by every member of our company. Two years ago, we began a process of change, looking to reinvent ourselves as a new Pacasmayo, with an innovative commercial focus, initiatives that are driven by our purpose and by strategic investments to adapt to the new virtual world, supported by the digitalization of our main processes. We are very pleased and grateful to our customers, consumers and workers for this recognition, which helps us reinforce our commitment to continue generating value and to improve our business in the most sustainable manner.

To sum up, this quarter we have continued to focus on both, efficiencies to deliver immediate results, and in the strategic decision that will bring long term profitability and allow us to prevail as a company for many years to come. There is no future without today, which is why we strive to align our short-term initiatives with our overall strategy, our long-term vision in order to achieve a sustainable balance between the progress of our country and the impact on our planet.

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ECONOMIC OVERVIEW 3Q22:

During 3Q22, local sales began to show signs of slowing down, and a slight downward trend in the growth rate of demand is perceived. Private investment is in decline and concentrated on optimizations rather than expansions. However, according to Apoyo Consultoría, it is important to note that there are some sectors that are contributing to the growth of the economy, including infrastructure projects and social housing.

Regarding infrastructure projects, there is an opportunity of US$ 3,500 million, focused on private-public partnerships. As for social housing, the Mi Vivienda Fund has reached a record budget, since it was increased by almost S/110 million for the Mi Vivienda loan and by S/395 million for Techo Propio. This will boost the acquisition and construction of new homes.

In the political environment, there were regional elections on October 2. Close to 60% of public spending is executed in regions outside of Lima and represents up to 50% of GDP, making the outcome of the election very relevant for the execution of public spending in the North. In Lima, Rafael López-Aliaga, a candidate who represents the conservative right, won. In the case of the rest of the country, in most jurisdictions the regional movements won the elections, while the ruling party Peru Libre had a very considerable drop in the vote, winning only a few district municipalities in the so-called mining corridor. Fueza Popular (another of the parties that contested the second round of the presidential election in 2021) did not win at the regional or municipal level. This shows the general feeling of discontent with the current political class.

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PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.5% of the country’s population and 16.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement.

Source: INEI, Aduanet

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OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

Cement production volume at the Pacasmayo plant decreased 11.3% in 3Q22 compared to 3Q21 and 10.7% in 9M22 compared to 9M21, mainly due to decreased cement demand from reconstruction related projects and some decrease in self-construction, as well as a shift in production from Pacasmayo to Piura, since we were able to optimize capacity at the Piura plant.

Cement production volume at the Rioja Plant decreased 10.0% in 3Q22 and 12.1% in 9M22, compared to 3Q21and 9M21 respectively, mainly due to the decreased demand mentioned above.

Cement production volume at the Piura Plant increased 3.3% in 3Q22 and 4.3% in 9M22 compared to 3Q21 and 9M21 respectively, mainly due to the shift in production mentioned above.

Total cement production volume decreased 6.0% in 3Q22 compared to 3Q21 and 5.4% during 9M22 when compared to 9M21, in line with decreased demand.

Clinker Production Volume

(thousands of metric tons)

Clinker production volume at the Pacasmayo plant decreased 18.3%, mainly due to maintenance of the main kiln during this quarter. However, during 9M22, clinker production volume increased 4.9% when compared to 9M21, as we continue to use all of our capacity to satisfy current demand.

Clinker production volume at the Rioja plant decreased 7.1% in 3Q22 compared to 3Q21 and 7.6% in 9M22 compared to 9M21, in line with decreased cement demand.

Clinker production volume at the Piura plant decreased 20.1% in 3Q22 compared to 3Q21, mainly due to maintenance of the kiln during this quarter. However, in 9M22, clinker production volume increased 18.6% when compared to 9M21, mainly due to increased productivity of our kiln, after undergoing optimization.

Total clinker production volumes decreased 17.8% in 3Q22 when compared to 3Q21, mainly due to the maintenance of the main kiln in Pacasmayo and in the Piura plant as well. During 9M22, clinker production volume increased 9.1% compared to 9M21, mainly due to the optimization of the kiln in Piura.

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Quicklime Production Volume

(thousands of metric tons)

Quicklime production volume in 3Q22 decreases 51.6% when compared to 3Q21 and 26% in 9M22 compared to 9M21, mainly due to decreased demand.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Full year installed quicklime capacity at the Pacasmayo plant remained stable at 240,000 MT.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

Cement production utilization rate at the Pacasmayo plant decreased 8.0 percentage points in 3Q22 when compared to 3Q21, and 7.3 percentage points in 9M22 when compared to 9M21, mainly due to decreased cement demand and transfer of production to our Piura plant.

Clinker production utilization rate in 3Q22 decreased 12.2 percentage points compared to 3Q21, mainly due to maintenance of the main kiln. During 9M22, clinker production utilization rate increased 2.8 percentage points when compared to 9M21, as we continue to utilize all of or currently operational capacity to supply the high demand levels.

Quicklime production utilization rate in 3Q22 decreased 16.1 percentage points and 6.6 percentage points in 9M22 compared to 3Q21 and 9M21 respectively, mainly due to decreased production due to raw material shortages mentioned above, as well as to a decrease in demand.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

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RIOJA PLANT UTILIZATION RATE

The cement production utilization rate at the Rioja plant was 69.8% in 3Q22 and 69.2% in 9M22; 7.8 percentage points lower than 3Q21 and 9.5 percentage points lower than 9M21 respectively, in line with decreased cement demand.

The clinker production utilization rate at the Rioja plant was 86.3% in 3Q22 and 87.1% in 9M22; 6.6 and 7.2 percentage points lower than 3Q21 and 9M21 respectively.

PIURA PLANT UTILIZATION RATE

The cement production utilization rate at the Piura plant was 86.1% in 3Q22 and 84.4% in 9M22, a 2.8 and 3.5 percentage point increase when compared to 3Q21 and 9M21 respectively, mainly due to the shift in production from Pacasmayo to Piura mentioned above.

The clinker production utilization rate at the Piura plant was 82.4% in 3Q22, a decrease of 17.6 percentage points, mainly due to maintenance of our main kiln in Pacasmayo. During 9M22, the clinker production utilization rate was 99.7% an increase of 15.7 percentage points, as we continue to require our full capacity to satisfy the demand for clinker, and we were able to optimize our current capacity, reaching higher production levels.

CONSOLIDATED UTILIZATION RATE

The consolidated cement production utilization rate decreased 4.5 percentage points in 3Q22 when compared to 3Q21, and 4.0 percentage points in 9M22 when compared to 9M21, in line with the slight decrease in cement demand, considering the high comparative basis in 2021.

The consolidated clinker production utilization rate decreased 14.7 pecentage pounts in 3Q22 when compared to 3Q21, mainly due to maintenance of the main kiln in Pacasmayo and Piura dring this quarter, However, during 9M22, the consolidated clinker production utilization rate increased 6.5percentage points, as we continue to use all of our available capacity, and have been able to optimize the capacity in Piura.

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FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

During 3Q22, revenues increased 9.1% and 12.0% in 9M22, compared to 3Q21 and 9M21 respectively, mainly due to increased average sales prices of bagged cement and concrete. Gross profit increased 11.8% in 3Q22 and 22.8% in 9M22, compared to 3Q21 and 9M21 respectively, mainly due to costs optimization, as we were able to optimize our own clinker production, and also decrease the amount of imported clinker used because of lower cement sales volume, as well as the above-mentioned increase in prices. Profit for the period increased 5.0% in 3Q22 and 35.7% in 9M22 when compared to 3Q21 and 9M21 respectively, primarily due to increased revenues, as well as higher operating profit.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

Sales of cement, concrete and precast increased 9.5% in 3Q22 and 11.7% in 9M22, when compared to 3Q21 and 9M21 respectively, mainly due to increased prices of cement and concrete. Gross margin increased 0.6 percentage points during 3Q22 and 3.2 percentage points during 9M22, when compared to 3Q21 and 9M21 respectively, mainly due to the decreased use of imported clinker during 2Q22, as well as optimization of our current capacity to achieve higher production levels.

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Sales: cement

(in millions of Soles S/)

Sales of cement represented 88.8% of cement, concrete and precast sales during 3Q22

Sales of cement increased 14.1% in 3Q22 compared to 3Q21 and 15.3% in 9M22 compared to 9M21, mainly due to increased prices. Gross margin in 3Q22 remained in line 3Q21, and increased 2.9 percentage points during 9M22 when compared to 9M21, mainly due to higher prices and decreased costs because of lower use of imported clinker during the first half of the year.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 9.6% of cement, concrete and precast sales during 3Q22.

Sales of concrete, pavement and mortar decreased 15.0% during 3Q22 and 10.2% in 9M22 compared to 3Q21 and 9M21 respectively, mainly due to decreased public and private investment. However, gross margin increased 1.3 percentage points in 3Q22 compared to 3Q21 and 3.0 percentage points in 9M22 compared to 9M21, mainly due to our decision to focus on higher margin products.

Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.6% of cement, concrete and precast sales during 3Q22.

During 3Q22, precast sales decreased 25.5% compared to 3Q21 and 10.8% in 9M22 compared to 9M21, mainly due to a decrease in sale volume for the public sector. Gross margin was negative, mainly due to the write off of past inventory during this year, which generated a cost increase, as well as higher prices of raw materials and low dilution of fixed costs from heavy precast as demand has stopped due to the lack of larger projects. It is important to note that margins for light precast, such as blocks, was positive this quarter and will continue to recover in the upcoming quarters.

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Sales: Quicklime

(in millions of Soles S/)

During 3Q22, quicklime sales increased 22.8%, when compared to 3Q21 and 31.3% during 9M22 when compared to 9M21, mainly due to increased prices in line with inflation and higher costs. However, gross margin decreased 4.1 percentage points in 3Q22 and 9.9 percentage points in 9M22 when compared to 3Q21 and 9M21 respectively, since we haven’t transferred all of the increased costs to our sales price.

Sales: Construction Supplies2

(in millions of Soles S/)

During 3Q22, construction supply sales decreased slightly when compared to 3Q21, and gross margin increased 0.8 percentage points. In 9M22, construction supply sales increased 11.2% compared to 9M21, mainly due to higher volume and prices during 1Q22 and margin increased 0.5 percentage points.

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

Administrative expenses increased 14.6% in 3Q22 compared to 3Q21 and 14.8% in 9M22 compared to 9M21, mainly due to increase in salaries, in line with increased inflation, an increase in personnel expenses due to the one time union’s bonus that is negotiated every three years and has a larger impact during the first year, as well as higher expenses in software licenses and occupational health.

Selling Expenses

(in millions of Soles S/)

Selling expenses increased 21.1% in 3Q22 and 20.1% in 9M22, compared to 3Q21 and 9M21 respectively, mainly due to increased personnel expenses derived from larger salesforce, the union’s bonus mentioned above, and higher salaries and increased provision for doubtful payment.

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EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

Consolidated EBITDA increased 6.5% in 3Q22 and 19.4% in 9M22 compared to 3Q21 and 9M21 respectively, mainly due lower costs because of decreased use of imported clinker, as we managed to optimize our clinker capacity at our Piura plant during 1Q22, as well as to increased revenues. It is specially relevant that, even though we had maintenance of our kiln in Piura this quarter, we were able to use our own clinker during the schedule stop, because of the above-mentoned optimization, as well as to improvements in the maintenance process that allowed for a shorter stoppage time (from 30 to 20 days).

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of September 30, 2022, the cash balance was S/211.7 million (US$ 53.2 million). This balance includes certificates of deposit in the amount of S/ 37.0 million (US$ 9.3 million), distributed as follows:

Certificates of deposits in Soles

The remaining balance of S/ 174.7 million (US$ 43.9 million) is held mainly in the Company’s bank accounts, of which US$ 35.9 million are denominated in US dollars, € 4 million in euros and the balance in Soles.

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DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

As of September 30, 2022, the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1,540.4 million (US$ 386.6 million). This debt is primarily composed by the outstanding part of the international bond issued in February 2013, the two issuance of the local bond issued in January, 2019 and part of the club deal obtained last year.

As of September 30, 2022, the Company maintains cross currency swap hedging agreements for US$ 132 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt in soles considering the exchange rate of the cross currency swap hedging agreements amounts to S/1,433.2 (US$ 359.7 million)

As of September 30, 2022, Net Adjusted Debt/EBITDA ratio was 2.4 times.

Capex

(in millions of Soles S/)

As of September 30, 2022, the Company invested S/ 105.5 million (US$ 26.5 million), allocated to the following projects:

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ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 65 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.984 per US$ 1.00, which was the average exchange rate, reported as of September 30, 2022 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30,2022 (unaudited) and December 31, 2021 audited

Assets	As of sep-22	As of Dec-21
Current Assets	S/ (000)	S/ (000)
Cash and cash equivalents	211,650	273,402
Derivative financial instruments	106,123	-
Trade and other receivables	110,264	102,718
Income tax prepayments	3,739	9,288
Inventories	812,854	605,182
Prepayments	39,783	18,800
Total current assets	**1,284,413**	**1,009,390**

	As of sep-22	As of Dec-21
Non-current assets	S/ (000)	S/ (000)
Trade and other receivables	43,931	41,206
Financial instruments designated at fair value through other comprehensive income	476	476
Derivative financial instruments	-	106,601
Property, plant and equipment	1,971,072	1,974,931
Intangible assets	53,844	50,494
Goodwill	4,459	4,459
Deferred income tax assets	10,010	9,446
Right of use assets	3,762	4,668
Other assets	92	101
Total non-current assets	**2,087,646**	**2,192,382**
Total assets	**3,372,059**	**3,201,772**

Liability and equity	As of sep-22	As of Dec-21
Current liabilities	S/ (000)	S/ (000)
Trade and other payables	270,944	227,554
Financial obligations	744,107	450,964
Lease liabilities	1,923	1,856
Income tax payable	11,202	17,517
Provisions	22,919	24,269
Total current liabilities	**1,051,095**	**722,160**

	As of sep-22	As of Dec-21
Non-current liabilities	S/ (000)	S/ (000)
Financial obligations	796,252	1,094,391
Lease liabilities	2,670	3,973
Non-current provisions	43,195	36,639
Deferred income tax liabilities	143,976	148,804
Total non-current liabilities	**986,093**	**1,283,807**
Total liabilities	**2,037,188**	**2,005,967**

	As of sep-22	As of Dec-21
Equity	S/ (000)	S/ (000)
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Investment shares held in treasury	-121,258	-121,258
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results	-18,933	-20,094
Retained earnings	409,500	271,595
Total Equity	**1,334,871**	**1,195,805**
Total liability and equity	**3,372,059**	**3,201,772**

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the three-month and nine months periods ended September 30, 2022 and 2021 (both unaudited)

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended September 30, 2022 and 2021 (unaudited)

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